UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: November 28, 2011

Makita Corporation

The 100th Interim Business Report

Ended September 30, 2011

(U.S. GAAP Financial Information)

(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”

interim business report originally issued in Japanese

for the benefit and information of shareholders

of the Company’s common stock)

Message from the Managements

We are pleased to present the outline of operation and financial results for Makita’s 100th interim period, ended September 30, 2011.

¢Consolidated Operating Result as Interim Period

During the six months (the “period”) ended September 30, 2011, the aggravation of fiscal problems and financial instabilities in Europe brought a downturn in South European economies, gradually decelerating even German and U.K. economies which had until then shown a recovery trend. In the United States, individual consumption and capital investments have been slow, adding to such problems as the uncertain employment situation and sluggish housing market. In Asia and Central and South America, economy was in a favorable condition on the whole, while there were signs of economic slowdown caused by austerity measures taken in China and Brazil. In Japan, business outlook remains uncertain with the March 11 earthquake inflicting serious damage on economic activities.

Against the backdrop of this economic climate, demand for power tools showed a robust increase in emerging countries that enjoy continuous economic growth, while demand rose only moderately in such developed economies as Europe and the United States where power tool markets have already matured. Meanwhile, Japan experienced an increased demand resulting from post-quake restoration and reconstruction efforts.

Under these circumstances, in development side, Makita continuously expanded its product lines, including power tools, rechargeable tools and outdoor power equipment (OPE) through the development of smaller and lighter tools or tools with lower noise and vibration. In production side, we strengthened our quality control system to continuously produce high-quality brands, while expanding our overseas production especially at our plant in China. In sales side, we established our 48th overseas subsidiary in Slovenia to strengthen our sales and service structures in the Balkan states. Through these steps, we strove to maintain and improve our sales and after-sales services proximate to the customers, which had already been our forte.

Meanwhile, to further strengthen our development structure for outdoor power equipment (OPE), especially engine-loaded products, we established an OPE R&D Center on the premises of Makita’s Nisshin Office at Nisshin City in Aichi Prefecture in October this year. In view of the environmental preservation, engine-loaded products need technological improvements that reduce such products’ emissions, noise and energy consumption. To achieve these improvements, Makita strives to increase its development capacity and efficiency through the establishment of the OPE R&D Center equipped with facilities for practical tests.

¢For the interim period, both sales and profit have increased for two consecutive terms

Our consolidated net sales for this period increased by 14.4% to 153,036 million yen compared to the same period of the previous year. This was because of the rollout of attractive new products as well as the success in expanding sales by making the most of our sales and service structures that have always been our strong point, although our overseas sales decreased in value due to the appreciation of the yen against other currencies, combined with the sluggish housing market in such developed countries. In terms of incomes, our operating income increased by 23.4% from the previous year to 26,953 million yen (operating income ratio 17.6%) because of an increase in sales. Meanwhile, income before income taxes showed a modest increase of 12.7% from the previous year to 24,514 million yen (income before income taxes ratio 16.0%) and net income attributable to Makita Corporation increased only by 13.1% from the previous year to 17,104 million yen (net income attributable to Makita Corporation ratio 11.2%).

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

¢Outlook for the year ending March 31, 2012 and Issue to be Addressed

As for the future prospects, the recovery of demands among the developed countries is expected to remain modest, considering the feelings of uncertainties towards the future of the world economy. In the emerging nations, which have been continuing to make rapid growth, slowdown in the economic environment is expected due to the financial crunch, and furthermore, financial instability in the Euro area as well as the trends of the exchange rates make the situation unpredictable; for the foreseeable future, the business environment for Makita is expected to remain severe.

Under these circumstances, Makita aims to establish high brand recognition and become a “Strong Company” capable of acquiring and maintaining the top market share as an international total supplier of power tools for professional use, pneumatic tools, gardening equipment and other tools in each international region. To achieve these objectives, we will strive to reinforce its R&D and product development activities to deliver more user-friendly, earth-conscious power tools and gardening equipment. We will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. In addition, we will put focus on maintaining and strengthening a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.

¢The Interim Cash Dividends of 15 Yen Per Share

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of at least 30%, with a lower limit on annual cash dividends of 18 yen per share.

For the interim period under review, Makita declared to pay a dividend of 15 yen per share, as announced in April 2011.

Based on its dividend policy, Makita’s board of directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2012. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.

We look forward to the continuing support and cooperation of our shareholders.

November 2011

Masahiko Goto

President, Representative Director &

Chief Executive Officer

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Feature Section

¢Makita Nederland: held seminar on dust regulations

On May 26 in Harderwijk, located east of Amsterdam, Netherlands, lecturers were invited from the Labor Inspection Office and Toegepast Natuurwetenschappelijk Onderzoek (TNO: Netherlands Organization for Applied Scientific Research) for the seminar on dust regulations, hosted by the Netherlands sales subsidiary (Makita Nederland). The seminar was participated by many distributors and end-users.

In the recent years, awareness towards labor environment has been rising in the Netherlands and the entire Europe, resulting in increased stringency in dust regulations at construction sites. Since 2010, Makita Nederland has prepared a wide array of TNO-approved power tools with dust aspirators that meet the standards of dust regulations, which are sold coupled with dust collectors. Our products are highly capable in collecting dust while the filters require infrequent cleaning, which are features enjoyed by our customers.

This seminar provided the opportunity for the participants to understand our efforts towards dust regulations and to rediscover the benefits of our TNO-approved products.

¢OPE R&D Center opened in Nisshin City, Aichi Prefecture

On October 1, the OPE R&D Center opened within the Nisshin Office, equipped with an environment for operational suitability testing.

The mainstream in the field of Outdoor Power Equipment (OPE, including equipment for agriculture, forestry, etc.) is equipment with engines, and in order to protect the environment, technological improvements to realize low emission, low noise, better fuel efficiency, etc. are priorities. With the opening of this Center, Makita will reinforce the development system for the products with a small-sized 4-stroke engine and the products with a small-sized 2-stroke engine to comply with the restrictions on exhaust gases, and expand the line-up of engine-loaded outdoor power equipment in addition to electric power tools (including rechargeable tools).

¢North Branch of Makita Vietnam opened

On April 1, the North Branch of the Vietnam sales subsidiary (Makita Vietnam) opened in the Bac Ninh Province, located close to Hanoi, the capital of Vietnam. Makita Vietnam was established in April 2010 near Ho Chi Minh City, the central city in the southern part of Vietnam. With the addition of this new branch, further enhanced marketing and improved speed and streamlining of logistics and post-sale services to the northern areas will be possible, allowing uniform business activities in this country with a narrow yet vertically long geography.

Within the branch are warehouses with ample storage space, a demo room, etc., and seminars for distributors are also held here.

We hope to continue community-based services and marketing, and aim to establish our status of No. 1 in services in the industry.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Introduction of our Global Network

¢Company Overview

Company name: Makita U.S.A. Inc.

Description of business: sales and after-sales service of electric power tools

Establishment: July 1970

Headquarters location: Los Angeles, California, USA

Branches: Chicago (Illinois), Atlanta (Georgia)

Factory Service Centers: 12 locations

¢Current U.S. Power Tool Market

The U.S. market continues to be influenced by the popularity of “Do-It-Yourself” which is being driven, in part, by the convenience of Home Centers. Professionals also utilize the convenience of Home Centers to purchase both building materials and power tools, making Home Centers an increasingly important sales channel. The digital world is beginning to influence the Power Tool market as users increasingly go online for pre-sales and post-sales information. Rechargeable products led by Lithium-Ion continue to gain in popularity and market share, increasing share from approximately one-third of the U.S. market in 2004 to about one-half in recent years.

¢Increase Market Share with Innovative Technology and Enhanced Marketing

In 2005 Makita created the 18 volt lithium-ion category with the LXT Series. Today, Makita is fortifying its leadership position in cordless with more tools and more innovative technology. In 2008 we launched a partnership with The Home Depot, the nation’s top home improvement retailer with approximately 2,000 stores across the US, and through this agreement we have been able to increase our product selection for the professional user. We have also increased our brand recognition among distributors and end-users through exclusive sponsorships including Major League Soccer (MLS) and various motor sports initiatives. These activities resulted in a 13% increase y/y in sales for the March 2011 term, and for this interim period, we saw a 26% increase y/y.

¢Strengthen Customer Service and Support

Factors such as the slump in the housing market and strong competition from rival manufacturers have resulted in an increasingly harsh business environment in the U.S. Despite these challenging conditions we are strengthening our relationship with distributors through joint promotional efforts, while actively focusing on implementation of service and sales support programs using IT. We will continue to provide high-quality products and exceptional service in order to further increase the satisfaction of our distributor partners and professional users, and to expand our market share.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

  Consolidated Financial Highlights

	Yen (millions)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the six months ended September 30, 2011	Rate of change (%)	For the year ended March 31, 2011

Net Sales	118,681	133,807	153,036	14.4	272,630

Operating Income	14,866	21,843	26,953	23.4	41,909

Ratio of Operating Income to Net Sales (%)	12.5%	16.3%	17.6%	—	15.4%

Income before Income Taxes	17,271	21,751	24,514	12.7	42,730

Net Income Attributable to Makita Corporation	10,622	15,122	17,104	13.1	29,905

Ratio of Net Income Attributable to Makita Corporation to Net Sales (%)	9.0%	11.3%	11.2%	—	11.0%

	As of September 30, 2009	As of September 30, 2010	As of September 30, 2011	Rate of change (%)	As of March 31, 2011

Total Makita Corporation Shareholders’ Equity	285,830	290,719	298,684	2.7	307,149

Total Assets	335,361	348,411	359,691	3.2	372,507

Ratio of Total Makita Corporation Shareholders’ Equity to Total Assets (%)	85.2%	83.4%	83.0%	—	82.5%

	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the six months ended September 30, 2011	Rate of change (%)	For the year ended March 31, 2011

Capital Expenditures	6,702	4,855	5,820	19.9	9,742

Depreciation and Amortization	4,071	3,636	3,474	(4.5)	7,557

Research and Development Cost	3,324	3,549	3,978	12.1	7,283

Number of Employees	10,131	11,368	12,177	7.1	12,054

Average Number of Shares Outstanding	137,762,814	137,759,993	137,755,000	—	137,759,272

Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders (Yen)	77.1	109.8	124.2	13.1	217.1

Cash Dividends Per Share (Yen)	15.0	15.0	15.0	—	66.0

Notes: In principle, amounts of less than 1 million yen have been rounded.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Net Sales by Region

	Yen (billions)
	For the six months ended
	September 30, 2009	March 31, 2010	September 30, 2010	March 31, 2011	September 30, 2011

Japan	20.8	21.9	22.2	23.9	25.3

Europe	51.7	57.5	57.0	58.9	64.6

North America	17.8	16.7	18.5	18.6	19.8

Asia	8.6	9.7	11.4	11.7	14.1

Other Regions	19.8	21.3	24.7	25.7	29.2

Total	118.7	127.1	133.8	138.8	153.0

Note: The table above sets forth Makita’s consolidated net sales by region based on customer location for the periods presented.

Profit Ratio
	%
	For the six months ended
	September 30, 2009	March 31, 2010	September 30, 2010	March 31, 2011	September 30, 2011

Ratio of Operating Income to Net Sales	12.5	12.2	16.3	14.5	17.6

Ratio of Net Income Attributable to Makita Corporation to Net Sales	9.0	9.2	11.3	10.6	11.2

Production by Region
	Million units
	For the six months ended
	September 30, 2009	March 31, 2010	September 30, 2010	March 31, 2011	September 30, 2011

Japan	1.09	1.25	1.60	1.76	1.79

Europe	0.52	0.73	1.22	1.83	2.07

North America	0.29	0.40	0.56	0.64	0.70

China	3.80	5.49	6.77	8.18	9.32

Central and South America	0.23	0.15	0.29	0.32	0.38

Total	5.93	8.02	10.44	12.73	14.26

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Total Makita Corporation Shareholders’ Equity per Share

	Yen
	As of
	September 30, 2009	March 31, 2010	September 30, 2010	March 31, 2011	September 30, 2011
Total Makita Corporation Shareholders’ Equity per Share	2,075	2,157	2,110	2,230	2,168

Earning Per Share (Basic) Net Income Attributable to

Makita Corporation Common Shareholders

	Yen
	For the year ended March 31, 2008	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ending March 31, 2012
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Interim Period	164.2	175.6	77.1	109.8	124.2

Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Year	320.3	236.9	161.6	217.1	—

Cash Dividend per Share
	Yen
	For the year ended March 31, 2008	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ending March 31, 2012
Cash Dividend per Share for the Interim Period	30	30	15	15	15

Cash Dividend per Share for the Year	97	80	52	66	Undecided

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

	Yen (millions)

	As of March 31, 2011	As of September 30, 2011	Increase (Decrease)

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	51,833	48,644	(3,189)

Time Deposits	15,719	6,872	(8,847)

Short-term investments	33,555	29,701	(3,854)

Notes Receivable in Trade	1,914	1,609	(305)

Accounts Receivable in Trade	46,785	45,894	(891)

Less-Allowance for Doubtful Receivables	(935)	(829)	106

Inventories	110,595	114,622	4,027

Deferred Income Taxes	6,039	6,045	6

Prepaid Expenses and Other Current Assets	9,990	9,908	(82)

Total Current Assets	275,495	262,466	(13,029)

PROPERTY, PLANT AND EQUIPMENT:

Land	20,065	19,748	(317)

Buildings and Improvements	72,201	70,710	(1,491)

Machinery and Equipment	73,195	72,056	(1,139)

Construction in Progress	1,369	2,963	1,594

Less-Accumulated Depreciation	(94,792)	(94,039)	753

Total Net Property, Plant and Equipment	72,038	71,438	(600)

INVESTMENTS AND OTHER ASSETS:

Investments	17,069	17,185	116

Deferred Income Taxes	1,403	1,689	286

Other Assets	6,502	6,913	411

Total Investments and Other Assets	24,974	25,787	813

TOTAL ASSETS	372,507	359,691	(12,816)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2011	As of September 30, 2011	Increase (Decrease)

LIABILITIES

CURRENT LIABILITIES:

Short-term Borrowings	868	2,558	1,690

Trade Notes and Accounts Payable	25,691	20,890	(4,801)

Accrued Payroll	7,543	7,472	(71)

Accrued Expenses and Others	17,694	16,955	(739)

Income Taxes Payable	4,317	4,643	326

Deferred Income Taxes	112	129	17

Total Current Liabilities	56,225	52,647	(3,578)

LONG-TERM LIABILITIES:

Long-term Indebtedness	19	15	(4)

Accrued Retirement and Termination Benefits	3,128	2,819	(309)

Deferred Income Taxes	746	710	(36)

Other Liabilities	2,711	2,576	(135)

Total Long-term Liabilities	6,604	6,120	(484)

Total Liabilities	62,829	58,767	(4,062)

EQUITY

MAKITA CORPORATION SHAREHOLDERS’ EQUITY:

Common Stock	23,805	23,805	—

Additional Paid-in Capital	45,420	45,421	1

Legal Reserve and Retained Earnings	299,201	309,280	10,079

Accumulated Other Comprehensive Income (Loss)	(54,824)	(73,345)	(18,521)

Treasury Stock, at cost	(6,453)	(6,477)	(24)

Total Makita Corporation Shareholders’ Equity	307,149	298,684	(8,465)

NONCONTROLLING INTEREST	2,529	2,240	(289)

Total Equity	309,678	300,924	(8,754)

TOTAL LIABILITIES AND EQUITY	372,507	359,691	(12,816)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Statements of Income

	Yen (millions)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011	Increase (Decrease)
			(Amount)	(%)

NET SALES	133,807	153,036	19,229	14.4

Cost of Sales	81,270	92,701	11,431	14.1

GROSS PROFIT	52,537	60,335	7,798	14.8

Selling, General, Administrative and other Expenses	30,694	33,382	2,688	8.8

OPERATING INCOME	21,843	26,953	5,110	23.4

OTHER INCOME (EXPENSES):

Interest and Dividend Income	633	723	90	14.2

Interest Expense	(18)	(95)	(77)	—

Exchange Gains (Losses) on Foreign Currency Transactions, net	(811)	(2,465)	(1,654)	—

Realized Gains (Losses) on Securities, net	104	(602)	(706)	—

Total	(92)	(2,439)	(2,347)	—

INCOME BEFORE INCOME TAXES	21,751	24,514	2,763	12.7

PROVISION FOR INCOME TAXES

Current	5,452	7,459	2,007	36.8

Deferred	981	(189)	(1,170)	—

Total	6,433	7,270	837	13.0

NET INCOME	15,318	17,244	1,926	12.6

Less: Net Income Attributable to the Noncontrolling Interest	(196)	(140)	56	—

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	15,122	17,104	1,982	13.1

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Net Cash Provided by (Used in) Operating Activities	14,285	(1,692)

Net Cash Provided by (Used in) Investing Activities	(10,186)	4,473

Net Cash Used in Financing Activities	(5,338)	(5,131)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,385)	(839)

Net Change in Cash and Cash Equivalents	(4,624)	(3,189)
Cash and Cash Equivalents, Beginning of Period	62,290	51,833

Cash and Cash Equivalents, End of Period	57,666	48,644

Condensed Operating Segment Information

For the six months ended September 30, 2010

	Yen (millions)
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated

Sales:

(1) External Customers	30,340	56,830	18,542	5,978	22,117	133,807	—	133,807

(2) Inter-Segment	22,583	1,385	1,388	46,377	48	71,781	(71,781)	—

Total	52,923	58,215	19,930	52,355	22,165	205,588	(71,781)	133,807

Operating Expenses	49,369	50,716	18,908	45,597	18,966	183,556	(71,592)	111,964

Operating Income	3,554	7,499	1,022	6,758	3,199	22,032	(189)	21,843

For the six months ended September 30, 2011
	Yen (millions)
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated

Sales:

(1) External Customers	35,001	64,618	20,129	6,942	26,346	153,036	—	153,036

(2) Inter-Segment	28,291	1,620	1,842	59,093	279	91,125	(91,125)	—

Total	63,292	66,238	21,971	66,035	26,625	244,161	(91,125)	153,036

Operating Expenses	54,594	58,199	20,595	59,678	22,256	215,322	(89,239)	126,083

Operating Income	8,698	8,039	1,376	6,357	4,369	28,839	(1,886)	26,953

Note: Segment information is determined by the location of the Company and its consolidated subsidiaries.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condition of Shareholders and Shares

(As of September 30, 2011)

Total Number of Shares Authorized	496,000,000 shares

Total Number of Shares Outstanding	140,008,760 shares (including 2,257,392 shares of treasury stock)

Number of Shareholders	14,861 (1,028 increase compared with as of March 31, 2011)

10 Largest Shareholders

	Number of Shares Held (thousand)
Name of Shareholder		%

The Master Trust Bank of Japan, Ltd. (Trust account)	8,759	6.26

Japan Trustee Services Bank, Ltd. (Trust account)	7,120	5.08

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,213	3.01

Maruwa Co., Ltd	4,069	2.91

Makita Cooperation Companies’ Investment Association	4,021	2.87

Nippon Life Insurance Company	4,013	2.87

The Bank of New York Mellon as Depositary Bank for DR Holders	3,633	2.59

JP Morgan Chase Bank 380055	3,052	2.18

Sumitomo Mitsui Banking Corporation	2,900	2.07

National Mutual Insurance Federation of Agricultural Cooperatives	2,364	1.69

Total	44,144	31.53

Note	1.	Shares holding ratios above are calculated based on the total number of issued shares (including treasury stock) as of September 30, 2011.
	2.	The Bank of New York Mellon as Depositary Bank for DR Holders is the nominal holder of the shares of The Bank of New York Mellon, the trustee bank for the Company’s American Depositary Shares.

Distribution of Share-ownership

Class of Shareholder	Number of Shares Held (thousand)
		%

Financial Institutions and Securities Firms	49,627	35.4

Japanese Individuals and Other	23,802	17.0

Foreign Investors	47,170	33.7

Other Japanese Business Corporations	17,153	12.3

Treasury Stock	2,257	1.6

Class of Shareholder	Number of Shareholders
		%

Financial Institutions and Securities Firms	132	0.9

Japanese Individuals and Other	13,941	93.8

Foreign Investors	428	2.9

Other Japanese Business Corporations	359	2.4

Treasury Stock	1	0.0

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Price per Share and Volume of Shares Traded on The Tokyo Stock Exchange

	2011
	April	May	June	July	August	September

High (yen)	3,930	3,840	3,730	3,885	3,780	3,240

Low (yen)	3,640	3,225	3,275	3,490	2,807	2,620

Volume (thousand shares)	11,479	10,910	12,024	13,270	23,914	18,422

Note:	The highest price, lowest price, and total volume of shares traded on The Tokyo Stock Exchange for the six months ended September 30, 2011 were as follows:
	The highest price per share:	3,930 yen marked on April 1, 2011
	The lowest price per share:	2,620 yen marked on September 26, 2011
	Total volume of shares traded:	90,018 thousand shares

Basic policy regarding profit distribution and to repurchases of its outstanding shares

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Corporate Data

(As of September 30, 2011)

Makita Corporation

3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan

Phone: (0566) 98-1711

Website: http://www.makita.biz/

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,256 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, pneumatic tools, gardening equipment and household products

Number of consolidated subsidiaries	50 (Domestic 2, Overseas 48)

Plants	Two in Japan, seven outside of Japan (two in China, and one each in the United States, Brazil, the United Kingdom, Germany and Romania) Production in Thailand will start in July 2012.

Number of Employees	12,177 (consolidated)

2,858 (non-consolidated)

Board of Directors

President and Representative Director	Masahiko Goto

Director, Managing Corporate Officers	Yasuhiko Kanzaki	(In Charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region)

	Tadayoshi Torii	(In Charge of Production and General Manager of Production Headquarters)

	Shiro Hori	(In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region)

Director, Corporate Officers	Tomoyasu Kato	(General Manager of Research and Development Headquarters)
	Tadashi Asanuma	(In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters)
	Hisayoshi Niwa	(General Manager of Quality Headquarters)
	Shinichiro Tomita	(General Manager of Purchasing Headquarters)
	Tetsuhisa Kaneko	(General Manager of Production Headquarters (In Charge of China Plant))
	Yoji Aoki	(General Manager of Administration Headquarters)

Outside Director	Motohiko Yokoyama	(Representative Director of JTEKT Corporation)

Note:

The Company has designated Mr. Motohiko Yokoyama, a Director, as the “Independent Director(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Board of Statutory Auditors

Standing Statutory Auditors	Toshihito Yamazoe

	Haruhito Hisatsune	(Outside Auditor)

Statutory Auditors	Masafumi Nakamura	(Outside Auditor, Certified Accountant)

	Michiyuki Kondo	(Outside Auditor, Lawyer)

Corporate officers

Corporate Officers	Zenji Mashiko	(General Manager of Domestic Sales Marketing Headquarters: Tokyo Area)

	Toshio Hyuga	(General Manager of Domestic Sales Marketing Headquarters: Osaka Area)

	Hiroshi Okamoto	(President of Makita U.S.A. Inc)

	Tamiro Kishima	(Senior Managing Director of Dolmar G.m.b.H)

	Tim Donovan	(President of Makita Corporation of America and in charge of Brazil Plant)

	Paul Harris	(Managing Director of Makita Manufacturing Europe, Ltd. and in charge of Romania Plant)

Note:

The Company has designated Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Statutory Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.

Independent Registered Public Accounting Firm

KPMG AZSA LLC

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Information on Shares

(As of September 30, 2011)

Fiscal period	The one (1) year period from April 1 of each year to March 31 of the following year

Ordinary general meeting of shareholders	June

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividends for the second half March 31 of each year

2) Cash dividends for the interim period September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust and Banking Company, Limited 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited Nagoya Branch Office 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic	Tokyo and Nagoya stock exchanges (stock code: 6586)
	Overseas	American Depositary Receipts: The Nasdaq Global Select Market (Symbol: MKTAY)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese